Fiverr Announces Fourth Quarter and Full Year 2025 Results

●
Solid execution in 2025: 2025 was a year of disciplined execution, with revenue growing 10.1% year over year to $430.9 million and Adjusted EBITDA margin reaching 21.3%. We accelerated top-line growth compared to 2024 while maintaining strong profitability and cash generation. These results reflect the structural strength of our marketplace model and our continued financial discipline.

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Continued expansion into complex, high-value projects: Our marketplace continued to evolve toward high-value work. Spend per buyer increased 13.3% year over year, accelerating from the prior year, while GMV from transactions over $1,000 grew 22.8%. The number of buyers spending over $10,000 annually also accelerated 7%. These trends validate our upmarket strategy and demonstrate the growing adoption of Dynamic Matching and Managed Services, enabling us to capture larger, more complex projects.

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Transformation plan underway: Since our restructuring in September, we have initiated a focused transformation to scale trust, quality, and AI-native capabilities across the platform. Anchored around upgrades in matching infrastructure, product experience, go-to-market execution, and operational excellence, this multi-year plan is designed to extend our leadership in high-value work while maintaining a disciplined cost structure. We expect to see measurable progress within the next four to six quarters.

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Resetting expectations to invest for long-term growth: As we execute this transformation, we are aligning expectations around a disciplined investment phase. While near-term growth may be volatile due to market conditions and the scope of our initiatives, we are committed to protecting structural profitability and generating healthy cash flow. We believe these investments position Fiverr to accelerate growth and drive value creation in 2027 and beyond.

NEW YORK, February 18, 2026 - Fiverr International Ltd. (NYSE: FVRR), the company that is transforming the way the world creates and works together, today reported financial results for the fourth quarter and full year 2025. Additional operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“As we close 2025, a year of disciplined execution for us, it is clear that we are living through a significant shift in AI adoption. We are seeing a profound migration on our marketplace where humans are becoming more essential, not less. By moving toward an agentic economy, where AI helps navigate complexity, we are ensuring that we remain the bridge between businesses and the most exceptional human talent. With our expansive global talent network, outcome based hiring model, and depth of proprietary data, Fiverr has a unique right to win in this new age of AI,” said Micha Kaufman, founder and CEO of Fiverr. “We have a multi-year plan to lead this transition, and I have never been more excited about the road ahead.”

"We finished the year with a record Adjusted EBITDA margin, a testament to the health of our business as we pivot upmarket. To accelerate our next phase of execution, we are aligning our leadership structure to better support this scalability. I am thrilled to see Esti step into the role of CFO, her knowledge and disciplined financial leadership provide the exact continuity we need to navigate this transformation. As President, my focus will remain on our long-term strategic investments and M&A efforts,” said Ofer Katz, President and CFO of Fiverr. “Looking towards 2026, we are prioritizing product innovation and platform re-architecture investments, while also maintaining a disciplined capital allocation strategy that ensures we have the flexibility to act on opportunities that align with our AI-native future.”

Fourth Quarter 2025 Financial Highlights

●	Revenue in the fourth quarter of 2025 was $107.2 million, compared to $103.7 million in the fourth quarter of 2024, an increase of 3.4% year over year.
●	Marketplace revenue in the fourth quarter of 2025 was $71.5 million, compared to $73.5 million in the fourth quarter of 2024, a decline of 2.7% year over year.
●	Annual active buyers[1] as of December 31, 2025, were 3.1 million, compared to 3.6 million as of December 31, 2024, a decline of 13.6% year over year.
●	Annual spend per buyer[1] as of December 31, 2025, reached $342, compared to $302 as of December 31, 2024, an increase of 13.3% year over year.
●	Marketplace take rate[1] for the twelve months period ended December 31, 2025, was 27.7%, an increase of 10 basis points from 27.6% for the twelve months period ended December 31, 2024.
●	Services revenue in the fourth quarter of 2025 was $35.6 million, compared to $30.2 million in the fourth quarter of 2024, an increase of 18.2% year over year.
●
GAAP gross margin in the fourth quarter of 2025 was 82.4%, an increase of 190 basis points from 80.5% in the fourth quarter of 2024. Non-GAAP gross margin[1] in the fourth quarter of 2025 was 84.7%, an increase of 70 basis points from 84.0% in the fourth quarter of 2024.

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GAAP net income in the fourth quarter of 2025 was $11.5 million, or $0.32 basic net income per share and $0.31 diluted net income per share, compared to $12.8 million GAAP net income, or $0.36 basic net income per share and $0.33 diluted net income per share in the fourth quarter of 2024.

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Non-GAAP net income[1] in the fourth quarter of 2025 was $32.1 million, or $0.89 basic non-GAAP net income per share[1] and $0.86 diluted non-GAAP net income per share[1], compared to $24.9 million non-GAAP net income[1], or $0.70 basic non-GAAP net income per share[1] and $0.64 diluted non-GAAP net income per share[1], in the fourth quarter of 2024.

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Net cash provided by operating activities in the fourth quarter of 2025 was $21.9 million, compared to $30.0 million in the fourth quarter of 2024, a decrease of 27.2% year over year. Excluding one-time escrow payment for contingent consideration of $5.7 million in the fourth quarter of 2025, net cash provided by operating activities decreased by 8.1% year over year.

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Free cash flow[1] in the fourth quarter of 2025 was $21.8 million, compared to $29.6 million in the fourth quarter of 2024, a decrease of 26.5% year over year. Excluding one-time escrow payment for contingent consideration of $5.7 million in the fourth quarter of 2025, free cash flow decreased by 7.1% year over year.

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Adjusted EBITDA[1] in the fourth quarter of 2025 was $26.5 million, compared to $20.7 million in the fourth quarter of 2024. Adjusted EBITDA margin[1] was 24.7% in the fourth quarter of 2025, compared to 20.0% in the fourth quarter of 2024, representing a 470 basis points improvement year over year.

Full Year 2025 Financial Highlights

●	Revenue in 2025 was $430.9 million, compared to $391.5 million in 2024, an increase of 10.1% year over year.
●	Marketplace revenue in 2025 was $297.5 million, compared to $303.1 million in 2024, a decline of 1.8% year over year.
●	Services revenue in 2025 was $133.4 million, compared to $88.4 million in 2024, an increase of 50.9% year over year.
●	GAAP gross margin in 2025 was 81.6%, a decrease of 40 basis points from 82.0% in 2024. Non-GAAP gross margin[1] in 2025 was 84.4%, an increase of 10 basis points from 84.3% in 2024.
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GAAP net income in 2025 was $21.0 million, or $0.58 basic net income per share and $0.56 diluted net income per share, compared to a net income of $18.2 million, or $0.49 basic net income per share and $0.48 diluted net income per share in 2024.

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Non-GAAP net income[1] in 2025 was $115.1 million, or $3.17 basic Non-GAAP net income per share[1] and $2.95 diluted Non-GAAP net income per share[1], compared to $95.1 million, or $2.57 basic Non-GAAP net income per share[1] and $2.38 diluted Non-GAAP net income per share[1], in 2024.

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Net cash provided by operating activities in 2025 was $104.6 million, compared to $83.1 million in 2024, an increase of 25.9% year over year. Net cash provided by operating activities, excluding one-time escrow payment for contingent consideration of $5.7 million in 2025 and $12.2 million in 2024, was $110.3 million in 2025, compared to $95.2 million in 2024, an increase of 15.9% year over year.

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Free cash flow[1] in 2025 was $103.3 million, compared to $81.7 million in 2024, an increase of 26.5% year over year. Free cash flow[1], excluding one-time escrow payment for contingent consideration of $5.7 million in 2025 and $12.2 million in 2024, was $109.0 million in 2025 compared to $93.8 million in 2024, an increase of 16.2% year over year.

●	Adjusted EBITDA[1] in 2025 was $91.6 million, compared to $74.2 million in 2024. Adjusted EBITDA margin[1] was 21.3% in 2025, an increase of 230 basis points from 19.0% in 2024.

1 See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

Financial Outlook

For Q1'26 and full-year 2026 guidance, the wider-than-normal revenue range reflects the elevated uncertainty on our business as the transformation plan underway focuses on high-value work, and intentionally deprioritizes incremental optimization of low-end transactions. This is coupled with the continued uncertainty around external market conditions. On Adjusted EBITDA, the updated guidance for this year reflects the revenue trends we see, as well as the impact from investments we’re making in foundational work. The core business unit economics remain structurally sound, and our ability to drive intrinsic leverage in the marketplace business model remains intact.

	Q1 2026	FY 2026
Revenue	$100 - $108 million	$380 - $420 million
y/y growth	(7)% - 1%	(12)% - (3)%
Adjusted EBITDA(1)	$19 - $23 million	$60 - $80 million

Leadership Transition

To support long-term growth and operational complexity, we are refining our executive leadership structure:

●	President: Ofer Katz will continue to serve as President. By transitioning the CFO title, Ofer will now dedicate his time to driving strategic investments and leading M&A efforts.
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Chief Financial Officer: Esti Levy Dadon is being promoted to CFO, alongside overseeing multiple business and operational responsibilities. Esti has been with Fiverr for nearly a decade, serving as EVP Finance for the past four years.

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Chief Business Officer: Jinjin Qian is being promoted to the newly created CBO role, where she will oversee revenue, talent, fulfillment, and business operations. Jinjin has been leading IR and Strategy for the last seven years.

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Wednesday, February 18, 2026, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the conference call, please dial: Toll-Free: 1-833-630-1956 or International: 1-412-317-1837.

About Fiverr

Fiverr’s mission is to transform the way the world creates and works together. We’re shaping the future of work with the world’s leading open platform, seamlessly connecting top talent and cutting-edge technology with businesses around the globe. From expert freelancers in over 750 skilled categories to best-in-class GenAI models and agents, Fiverr provides the most advanced and comprehensive talent and tools for digital services—helping businesses get mission-critical projects done fast and cost-effectively.

From small businesses to Fortune 500 companies, millions trust Fiverr for projects in software and AI development, digital marketing, finance, business consulting, video animation, music, architecture, and more.

Learn how to future-proof your business with exceptional talent and cutting-edge tools at fiverr.com. Follow us on LinkedIn, Instagram, TikTok, and Facebook.

Investor Relations:
Jinjin Qian
Emily Greenstein
investors@fiverr.com

Press:
Jenny Chang
Tommy Lee
press@fiverr.com

Source: Fiverr International Ltd.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$125,215	$133,472
Marketable securities	117,705	288,947
User funds	159,849	153,309
Bank deposits	40,000	144,843
Restricted deposit	3,409	1,315
Other receivables	32,970	34,198
Total current assets	479,148	756,084

Long-term assets:
Marketable securities	-	122,009
Property and equipment, net	3,360	4,271
Operating lease right of use asset	3,513	5,122
Deferred Tax Assets, net	26,423	22,517
Intangible assets, net	36,554	41,882
Goodwill	126,313	110,218
Other non-current assets	7,795	7,871
Total long-term assets	203,958	313,890

TOTAL ASSETS	$683,106	$1,069,974

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$9,081	$5,533
User accounts	149,454	141,691
Deferred revenue	18,567	20,090
Other account payables and accrued expenses	66,931	57,167
Operating lease liabilities	3,365	2,608
Convertible notes, net	-	457,860
Total current liabilities	247,398	684,949

Long-term liabilities:
Operating lease liabilities	798	2,747
Other non-current liabilities	22,926	19,628
Total long-term liabilities	23,724	22,375

TOTAL LIABILITIES	$271,122	$707,324

Shareholders' equity:
Share capital and additional paid-in capital	786,195	727,176
Accumulated deficit	(377,739)	(366,193)
Accumulated other comprehensive income	3,528	1,667
Total shareholders' equity	411,984	362,650

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$683,106	$1,069,974

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Uaudited)		(Unaudited)	(Audited)
Revenue	$107,174	$103,666	$430,909	$391,481
Cost of revenue	18,870	20,201	79,416	70,566
Gross profit	88,304	83,465	351,493	320,915

Operating expenses:
Research and development	17,893	22,329	90,664	90,241
Sales and marketing	43,772	45,232	176,675	171,678
General and administrative	20,736	21,782	85,331	74,814
Total operating expenses	82,401	89,343	352,670	336,733
Operating income (loss)	5,903	(5,878)	(1,177)	(15,818)
Financial income and other, net	3,899	5,662	24,593	27,706
Income (loss) before taxes on income	9,802	(216)	23,416	11,888
Tax benefit (taxes on income)	1,658	13,054	(2,433)	6,358
Net income attributable to ordinary shareholders	$11,460	$12,838	$20,983	$18,246
Basic net income per share attributable to ordinary shareholders	$0.32	$0.36	$0.58	$0.49
Basic weighted average ordinary shares	36,107,120	35,658,287	36,281,883	36,984,757
Diluted net income per share attributable to ordinary shareholders	$0.31	$0.33	$0.56	$0.48
Diluted weighted average ordinary shares	36,669,122	38,947,644	37,174,763	37,840,154

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Uaudited)		(Unaudited)	(Audited)
Cash flows from operating activities:
Net income	$11,460	$12,838	$20,983	$18,246
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,245	4,328	14,692	10,476
Amortization of premium and accretion of discount of marketable securities, net	(309)	(1,647)	(1,134)	(4,753)
Amortization of discount and issuance costs of convertible notes	214	640	2,140	2,555
Shared-based compensation	9,655	18,020	51,389	73,942
Exchange rate fluctuations and other items, net	122	166	(391)	226
Gain from sale of subsidiary	(750)	-	(750)	-
Impairment of intangible assets	-	-	2,400	-
Revaluation of earn outs	5,955	3,059	15,558	3,202
Changes in assets and liabilities:
User funds	8,442	6,017	(6,540)	(1,707)
Operating lease ROU assets and liabilities	52	89	417	(104)
Other receivables	4,190	10,267	7,262	4,201
Deferred tax assets, net	1,000	(22,517)	(3,785)	(22,517)
Trade payables	3,231	2,653	2,589	(409)
Deferred revenue	(1,057)	484	(1,523)	2,275
User accounts	(6,250)	(6,597)	7,763	(512)
Payment of earn out	-	(843)	(2,714)	(843)
Escrow payment for contingent consideration	(5,746)	-	(5,746)	(12,168)
Other accounts payable and accrued expenses	(12,691)	1,098	983	7,967
Non-current liabilities	1,107	1,979	996	2,991
Net cash provided by operating activities	21,870	30,034	104,589	83,068

Investing Activities:
Investment in marketable securities	-	(56,606)	(55,652)	(87,340)
Proceeds from maturities of marketable securities	35,399	25,361	352,175	159,216
Investment in short-term bank deposits	(2,867)	(20,007)	(5,054)	(66,357)
Proceeds from short-term bank deposits	-	-	107,843	8,213
Acquisition of business, net of cash acquired	(20,147)	(383)	(20,147)	(39,738)
Gain from sale of subsidiary	750	-	750	-
Acquisition of intangible asset	-	(1,106)	-	(1,106)
Purchase of property and equipment	(98)	(326)	(647)	(1,303)
Capitalization of internal-use software	-	(83)	(661)	(103)
Other receivables and non-current assets	-	-	-	(300)
Net cash provided by (used in) investing activities	13,037	(53,150)	378,607	(28,818)

Financing Activities
Repurchases of common stock	(10,009)	-	(32,529)	(100,081)
Proceeds from exercise of share options	160	989	3,371	3,349
Payment of earn out	-	(4,357)	(2,486)	(4,357)
Proceeds from withholding tax related to employees' exercises of share options and RSUs	632	879	(153)	859
Repayment of debt to previous shareholder of the acquired business	-	-	-	(3,992)
Repayment of convertible notes at maturity	(460,000)	-	(460,000)	-
Net cash (used in) financing activities	(469,217)	(2,489)	(491,797)	(104,222)

Effect of exchange rate fluctuations on cash and cash equivalents	(136)	(168)	344	(230)

Decrease in cash, cash equivalents	(434,446)	(25,773)	(8,257)	(50,202)
Cash, cash equivalents at the beginning of period	559,661	159,245	133,472	183,674
Cash and cash equivalents at the end of period	$125,215	$133,472	$125,215	$133,472

REVENUE BREAKDOWN
(In thousands1)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Marketplace Revenue	$71,534	$73,510	$297,489	$303,069
Annual Active Buyers	3,135	3,630	3,135	3,630
Annual Spend per Buyer	$342	$302	$342	$302
Marketplace Take Rate	27.7%	27.6%	27.7%	27.6%

Services Revenue	$35,640	$30,156	$133,420	$88,412
Total Revenue	$107,174	$103,666	$430,909	$391,481

1.          Except for Annual Spend per Buyer and Marketplace Take Rate.

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP gross profit	$83,465	$86,788	$88,264	$88,137	$88,304	$320,915	$351,493
Add:
Share-based compensation	445	423	403	365	39	2,136	1,230
Depreciation and amortization	3,198	3,164	3,155	2,186	2,446	7,017	10,951
Restructuring costs	-	-	-	238	(35)	-	203
Earn-out revaluation, acquisition related costs and other	17	44	-	(43)	6	28	7
Non-GAAP gross profit	$87,125	$90,419	$91,822	$90,883	$90,760	$330,096	$363,884
Non-GAAP gross margin	84.0%	84.4%	84.5%	84.2%	84.7%	84.3%	84.4%

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP net income attributable to ordinary shareholders	$12,838	$798	$3,188	$5,537	$11,460	$18,246	$20,983
Add:
Depreciation and amortization	4,328	4,284	4,089	3,074	3,245	10,476	14,692
Share-based compensation	18,020	15,754	14,055	11,925	9,655	73,942	51,389
Impairment of intangible assets	-	-	-	2,400	-	-	2,400
Restructuring costs	-	-	-	3,567	(143)	-	3,424
Earn-out revaluation, acquisition related costs and other	4,240	4,599	5,294	3,111	7,854	5,631	20,858
Convertible notes amortization of discount and issuance costs	640	641	642	643	214	2,555	2,140
Taxes on income related to non-GAAP adjustments	(16,249)	(380)	(351)	(235)	(268)	(16,610)	(1,234)
Exchange rate (gain)/loss, net	1,108	(642)	531	431	126	859	446
Non-GAAP net income	$24,925	$25,054	$27,448	$30,453	$32,143	$95,099	$115,098
Weighted average number of ordinary shares - basic	35,658,287	36,019,143	36,585,998	36,415,189	36,107,120	36,984,757	36,281,883
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.70	$0.70	$0.75	$0.84	$0.89	$2.57	$3.17

Weighted average number of ordinary shares - diluted	38,947,644	39,446,707	39,653,165	39,391,560	37,387,076	39,994,015	38,969,647
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.64	$0.64	$0.69	$0.77	$0.86	$2.38	$2.95

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP net income	$12,838	$798	$3,188	$5,537	$11,460	$18,246	$20,983
Add:
Financial income and other	(5,662)	(7,325)	(6,554)	(6,815)	(3,899)	(27,706)	(24,593)
Taxes on income (tax benefit)	(13,054)	1,332	1,377	1,382	(1,658)	(6,358)	2,433
Depreciation and amortization	4,328	4,284	4,089	3,074	3,245	10,476	14,692
Share-based compensation	18,020	15,754	14,055	11,925	9,655	73,942	51,389
Impairment of intangible assets	-	-	-	2,400	-	-	2,400
Restructuring costs	-	-	-	3,567	(143)	-	3,424
Earn-out revaluation, acquisition related costs and other	4,240	4,599	5,294	3,111	7,854	5,631	20,858
Adjusted EBITDA	$20,710	$19,442	$21,449	$24,181	$26,514	$74,231	$91,586
Adjusted EBITDA margin	20.0%	18.1%	19.7%	22.4%	24.7%	19.0%	21.3%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP research and development	$22,329	$23,627	$23,994	$25,150	$17,893	$90,241	$90,664
Less:
Share-based compensation	5,563	4,730	4,129	3,229	2,333	23,569	14,421
Depreciation and amortization	247	265	313	309	301	831	1,188
Restructuring costs	-	-	-	2,258	(85)	-	2,173
Earn-out revaluation, acquisition related costs and other	(672)	65	62	(83)	137	28	181
Non-GAAP research and development	$17,191	$18,567	$19,490	$19,437	$15,207	$65,813	$72,701

GAAP sales and marketing	$45,232	$47,390	$44,844	$40,669	$43,772	$171,678	$176,675
Less:
Share-based compensation	3,162	2,246	1,369	1,338	1,079	13,592	6,032
Depreciation and amortization	770	716	550	507	429	2,308	2,202
Impairment of intangible assets	-	-	-	-	2,400	-	2,400
Restructuring costs	-	-	-	829	(2)	-	827
Earn-out revaluation, acquisition related costs and other	1,811	1,197	1,147	805	1,263	1,878	4,412
Non-GAAP sales and marketing	$39,489	$43,231	$41,778	$37,190	$38,603	$153,900	$160,802

GAAP general and administrative	$21,782	$20,966	$21,415	$22,214	$20,736	$74,814	$85,331
Less:
Share-based compensation	8,850	8,355	8,154	6,993	6,204	34,645	29,706
Depreciation and amortization	113	139	71	72	69	320	351
Impairment of intangible assets	-	-	-	2,400	(2,400)	-	-
Restructuring costs	-	-	-	242	(21)	-	221
Earn-out revaluation, acquisition related costs and other	3,084	3,293	4,085	2,432	6,448	3,697	16,258
Non-GAAP general and administrative	$9,735	$9,179	$9,105	$10,075	$10,436	$36,152	$38,795

RECONCILIATION OF GAAP CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
Net cash provided by operating activities	$30,034	$28,309	$25,204	$29,206	$21,870	$83,068	$104,589
Purchase of property and equipment	(326)	(287)	(185)	(77)	(98)	(1,303)	(647)
Capitalization of internal-use software	(83)	(661)	-	-	-	(103)	(661)
Free cash flow	$29,625	$27,361	$25,019	$29,129	$21,772	$81,662	$103,281

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss), non-GAAP net income (loss) per share, and free cash flow, as well as operating metrics, including marketplace Gross Merchandise Value or GMV, annual active buyers, annual spend per buyer and marketplace take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net and other. Amortization of acquired intangible assets is excluded from the measures, however, the revenue from the acquired companies is included, and their assets actively contribute to revenue generation. Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted. We use free cash flow as a liquidity measure and define it as a net cash provided by operating activities less capital expenditures.

We define GMV or marketplace Gross Merchandise Value as the total value of transactions ordered through our marketplace, excluding value-added tax, goods and services tax, service chargebacks and refunds. Annual active buyers on any given date is defined as buyers who have ordered a Gig on our marketplace within the last 12-month period, irrespective of cancellations. Annual spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of annual active buyers as of such date. Marketplace take rate for a given period means marketplace revenue for such period divided by GMV for such period. When we refer in this release to the marketplace we refer to transactions conducted between buyers and freelancers on Fiverr.com. When we refer to the platform we refer to the marketplace and our additional services. We define Rule-of-30 as percentage of revenue growth plus Adjusted EBITDA Margin.

Management and our board of directors use certain metrics as supplemental measures of our performance that are not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business. In addition, we believe that free cash flow, which we use as a liquidity measure, is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Capital expenditures consist primarily of property and equipment purchases and capitalized software costs.

Free cash flow should not be used as an alternative to, or superior to, cash from operating activities.  In addition, Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, annual active buyers, annual spend per buyer and marketplace take rate should not be considered in isolation, as an alternative to, or superior to net income (loss), revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measures of Adjusted EBITDA, free cash flow and other non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income (loss), the nearest comparable GAAP measure, and Adjusted EBITDA margin guidance for the first quarter of 2026, the fiscal year ending December 31, 2026, or the period ending December 31, 2027, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. In particular, in the case of Adjusted EBITDA and Adjusted EBITDA margin, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including, our business plans and strategy, our multi-year plan and expected business transitions, the long term growth of our business, AI services and developments, future investments and investment strategy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our recent reduction in force could adversely affect our business, results of operations and financial condition; AI developments may present challenges for our industry and reduce the demand for some of our service offerings; our ability to successfully implement our business plan within adverse economic conditions that may impact consumers, business spending and the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to  maintain profitability or positive net cash flow generated by operating activities; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our websites; our ability to maintain user engagement on our websites and to maintain and improve the quality of our platform; our operations within a competitive market; political, economic and military instability in Israel, including related to the war in Israel; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations, including with regulatory frameworks around the development and use of AI; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 19, 2025, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.